Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 June 27, 2008

The following communication has been distributed to certain broker-dealers by Zions Direct, Inc., an affiliate of the Zions Bancoporation and the auction agent for the public auction for the registered offering of Zions Bancorporation’s 9.50% Series C Preferred Stock.

The information in this free writing prospectus supplements the information contained in, and should be read together with, the prospectus supplements of Zions Bancorporation filed with the Securities Exchange Commission (the “SEC”) on June 25, 2008 and June 27, 2008 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).

New Order period is now through Wed July 2nd at 2pm ET, Settlement date will now be July 8th. Please let us know if this messes up any orders. All the changes are noted below with **. Zions Bancorporation Depository Shares Each Representing a 1/40th Interest in a Share of 9.5% Series C non-Cumulation Perpetual Preferred

Redemption: 5yr call

Issuer: Zions Bancorporation

**Order Period: 6/25/08 to 2pm ET on July 2nd, 2008

**Auction: An additional 40,000 shares will be sold via Zions Direct’s Auction Platform. The auction will close at 4pm ET on 7/2/08

**Settlement: 7/8/08

Offering Price: $25.00

Price to dealers: $24.50 (selling group agreement is attached) Re allowance: $24.625

Tax Consequences: DRD and QDI

CUSIP:989701503

Expected Ratings: Baa2, BBB-, BBB and BBB+ by Moody’s, S&P, DBRS, and Fitch

Listing: We intend to apply for listing for the depository shares on the NYSE under the symbol ZB PrC. If approved we expect trading to commence within 30 days.

***Please note:Zions Direct will not make a secondary market in this offering.

Issuers website: www.zionsbancorporation.com

<http://www.zionsbancorporation.com/>

Preliminary Prospectus Supplement is attached can be found at

www.auctions.zionsdirect.com <http://www.auctions.zionsdirect.com/>

Jamison Yardley

Vice President

Zions Bank Capital Markets

801-524-2620

The above information is obtained from reliable sources, however, ZIONS FIRST NATIONAL BANK does not guarantee its accuracy. Prices, yields, and availability are subject to change.

This announcement is neither an offer to sell nor a solicitation of an offer to buy these securities. The offer is made only by the Prospectus Supplement dated June 25, 2008, the Prospectus Supplement dated June 27, 2008, and the accompanying Prospectus that we have filed with the Securities and Exchange Commission on March 31, 2006.

This announcement contains selected information about the depositary shares subject to further description in the Prospectus and Prospectus Supplements described above. The depositary shares are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus dated March 31, 2006 contained in that registration statement, the Prospectus Supplements dated June 25, 2008 and June 27, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov or by going to www.auctions.zionsdirect.com. Alternatively, Zions Bancorporation or a representative will arrange to send you the Prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.